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                                                                  EXHIBIT 99.1


                          PART II. OTHER INFORMATION


ITEM 1.    LEGAL PROCEEDINGS

     Reference is made to the 1995 Annual Report and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 for descriptions of certain previously-reported legal proceedings.

     The City of New York, et al. v. Lead Industries Association, Inc., et al. (No. 89-4617). In June 1996, the appeals court reversed the trial court's dismissal of plaintiffs' restitution and indemnification claims. The time in which defendants may request permission to appeal has not yet expired.

     Wright, et al. v. Lead Industries Association Inc., et al. (Nos. 94-363042 and 94-363043). In June 1996, the trial court granted defendants' motions for summary judgment and dismissed the Company and certain other defendants from the cases. The time in which plaintiffs may appeal has not yet expired.

     Jefferson v. Lead Industries Association, Inc., et al. (No. 95-2835). In June 1996, the trial court granted defendants' motion to dismiss the complaints and entered judgment in favor of all defendants. Plaintiffs have filed a notice of appeal and the appeal is pending.

     German, et al. v. Federal Home Loan Mortgage Corp., et al. (No 93 Civ.
6491). In May 1996, the Company and the other former manufacturers of lead pigments filed motions to dismiss the intervenors' complaint. The motions are pending.

     Pedricktown, New Jersey smelter site. In May 1996, certain PRPs, but not the Company, entered into an administrative consent order with the U.S. EPA to perform the remedial design aspects of the selected remedy.

     Granite City, Illinois smelter site. In June 1996, the City of Granite City brought a motion for a preliminary injunction against the U.S. EPA seeking to enjoin certain aspects of the cleanup after the U.S. EPA recommended the cleanup of residential yard soils. The Company and the other PRPs joined in the City's motion. The court has not yet ruled on the motion.

     Flacke v. NL Industries, Inc., et al. (Nos. 1842-80 and 3131-92). In June 1996, the previously-reported appeals of the Company and the State of New York were both denied.

     In re: Monangalia Mass II (Nos. 93-C-362, et al.). The Company has been served with asserted claims on behalf of approximately 2,800 plaintiffs.